Exhibit 99.1

Wednesday 13 May 2015 The Manager ASX Market Announcements	James Hardie Industries plc Level 3, 22 Pitt Street Sydney NSW 2000 Australia T: +61 2 8845 3360 F: +61 2 9251 9805 GPO Box 3935 Sydney NSW 2001 Australia

ASX

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 4th Quarter FY15 results on Thursday 21st May 2015.

A teleconference and webcast will be available for analysts, investors and media, as below:

Time: Dial in: Participant Passcode: URL:	10.00am (AEST) +61 2 8524 5042 1816791 http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully,

SEAN O’SULLIVAN

VICE PRESIDENT—INVESTOR AND MEDIA RELATIONS

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), Donald McGauchie (Australia),

James Osborne, Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719